UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 62741/August 19, 2010

ADMINISTRATIVE PROCEEDING
File No. 3-13978

In the Matter of

	:	
UNIVERSAL CERAMICS, INC.,	:	
UNIVERSAL EQUITY PARTNERS, INC.,	:	
UNIVERSITY REAL ESTATE FUND 10, LTD.,	:	ORDER MAKING FINDINGS
UNIVERSITY REAL ESTATE PARTNERSHIP V,	:	AND REVOKING
URSUS TELECOM CORP.,	:	REGISTRATIONS BY
U.S. DIAGNOSTIC, INC.,	:	DEFAULT
U.S. MOBILE SERVICES, INC.,	:	
USR INDUSTRIES, INC., and	:	
UTOPIA TRADING, INC.	:	

The Securities and Exchange Commission (Commission) issued its Order Instituting Proceedings (OIP) on July 26, 2010, pursuant to Section 12(j) of the Securities Exchange Act of 1934 (Exchange Act). The OIP alleges that Respondents are each corporations with a class of securities registered with the Commission pursuant to Section 12(g) of the Exchange Act and that each has repeatedly failed to file required periodic reports.

The Office of the Secretary and the Division of Enforcement have provided evidence that all Respondents were served with the OIP in accordance with 17 C.F.R. § 201.141(a)(2)(ii) by July 29, 2010. Respondents' Answers were due ten days from the date of service. See OIP at 4; 17 C.F.R. § 201.220(b). Respondents were put on notice in the OIP that failure to file an Answer would be grounds for finding them in default. See OIP at 4.

Since no Respondent has filed an Answer or otherwise defended the proceeding, each is in default. See 17 C.F.R. §§ 201.155(a)(2), .220(f). Accordingly, the following allegations of the OIP are deemed to be true as to each, with official notice taken of the public official records found in the Commission's EDGAR database of each Respondent. See 17 C.F.R. §§ 201.155(a), .323.

Universal Ceramics, Inc. (CIK No. 320579), is a revoked Georgia corporation located in Adairsville, Georgia, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). The company is delinquent in its periodic filings with the

Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended April 30, 1994, which reported a net loss of $64,971 for the prior three months.

Universal Equity Partners, Inc. (CIK No. 1137266), is a void Delaware corporation located in Miami Beach, Florida, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended September 30, 2002, which reported a net loss of $18,708 for the prior nine months.

University Real Estate Fund 10, Ltd. (CIK No. 356311), is a Colorado limited partnership located in Dallas, Texas, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-K for the period ended December 31, 1995, which reported a net loss of over $10 million for the prior twelve months.

University Real Estate Partnership V (CIK No. 311173) is a canceled California limited partnership[1] located in Dallas, Texas, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended March 31, 2002, which reported a net loss of $280,111 for the prior three months.

Ursus Telecom Corp. (CIK No. 1054748) is a dissolved Florida corporation located in Sunrise, Florida, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended December 31, 2000. On April 6, 2001, the company filed a Chapter 11 petition in the U.S. Bankruptcy Court for the Southern District of Florida, and the case was terminated on January 10, 2006.

US Diagnostic Inc. (CIK No. 911012) is a surrendered Delaware corporation located in West Palm Beach, Florida, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended June 30, 2002, which reported a net loss of over $2.17 million for the prior six months. On September 13, 2002, the company filed a Chapter 11 petition in the U.S. Bankruptcy Court for the Southern District of Florida, which was terminated on January 5, 2005. On December 4, 2002, the company sold substantially all of its operating assets.

U.S. Mobile Services, Inc. (CIK No. 1096202), is a forfeited Delaware corporation located in Lake Mary, Florida, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). The company is delinquent in its periodic filings with the

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[1] The company's organizational status and jurisdiction was taken from its EDGAR filings and the records of the California Secretary of State, of which official notice is taken pursuant to 17 C.F.R. § 201.323. The OIP listed the company as a Delaware limited partnership. See OIP at 2.

Commission, having not filed any periodic reports since it filed a Form 10-SB registration statement on May 12, 2000, which reported a net loss of over $6.52 million for the year ended December 31, 1999.

USR Industries, Inc. (CIK No. 316911), is a void Delaware corporation located in Houston, Texas, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-K for the period ended December 31, 1997, which reported a net loss of $10,126 for the prior twelve months.

Utopia Trading, Inc. (CIK No. 1110394), is a Georgia corporation located in Atlanta, Georgia, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-SB registration statement on November 27, 2000.

In addition to their repeated failures to file timely periodic reports, Respondents have also failed to heed delinquency letters sent to them by the Division of Corporation Finance requesting compliance with their periodic filing obligations or, through their failure to maintain a valid address on file with the Commission as required by rule, did not receive such letters.

Exchange Act Section 13(a) and the rules promulgated thereunder require issuers of securities registered pursuant to Exchange Act Section 12 to file with the Commission current and accurate information in periodic reports, even if the registration is voluntary under Section 12(g). Specifically, Exchange Act Rule 13a-1 requires issuers to file annual reports, and Exchange Act Rule 13a-13 requires domestic issuers to file quarterly reports.

As a result of the foregoing, each Respondent failed to comply with Exchange Act Section 13(a) and Rules 13a-1 and 13a-13 thereunder. Considering these delinquencies, it is necessary and appropriate for the protection of investors to revoke the registrations of each class of registered securities of these Respondents.

ORDER

IT IS ORDERED THAT, pursuant to Section 12(j) of the Securities Exchange Act of 1934, the registrations of each class of registered securities of Universal Ceramics, Inc., Universal Equity Partners, Inc., University Real Estate Fund 10, Ltd., University Real Estate Partnership V, Ursus Telecom Corp., US Diagnostic Inc., U.S. Mobile Services, Inc., USR Industries, Inc., and Utopia Trading, Inc., are hereby REVOKED.

Robert G. Mahony
Administrative Law Judge